Filed by Starry Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: March 4, 2022

Mergermarket

Starry SPAC participants confident ahead of shareholder vote, CEO says

March 4, 2022

Global turmoil has increased the uncertainty around all deals but Starry and FirstMark Horizon Acquisition [NYSE:FMAC] remain confident in the trajectory of their SPAC merger, with a shareholder vote approaching on 16 March and closure anticipated shortly thereafter, the heads of both companies told this news service.

Boston, Massachusetts-based Starry – which developed proprietary technology that wirelessly beams gigabit- speed internet from towers and rooftops to people’s homes at a fraction of the cost of traditional fiber – is targeting to have USD 452m in cash on the balance sheet, assuming no redemptions.

The merging parties are hopeful that the pioneering technology and a novel incentive for those who don’t redeem shares will help stem outflows as the war in Ukraine causes upheaval to global markets, Amish Jani, chairman and president of FirstMark Horizon said.

“Look, the backdrop is very difficult,” he said. “There’s a lot of volatility as a result but what I do know as an investor in disruptive technology companies for the last 20 years, (is) that great companies are built in any market dynamic and in any condition. The job of innovation is to create enough disruption that there’s a value prop for the broader market and I expect that to be the case here with Starry.”

To dissuade redemptions, holders of FirstMark Class A common stock who remain in the deal through closing will share in a pool of one million additional shares, valued at between USD 10.24 and USD 12.42, depending on the number of unredeemed shares, the company has said. FirstMark shares are currently trading around USD 9.94.

“We feel really good about the shareholders support that we have received but obviously the actual pen meets paper in a couple of weeks,” Jani said.

Also holding firm is the USD 130m in PIPE funding, from ArrowMark Partners, Atreides Management, Fidelity Management & Research Company, Tiger Global Management, and affiliates of FirstMark Capital.

“Those that have understood the Starry story, understand the power of the technology that Chet and his team have built, the deep IP that’s here … have conviction in what we can do,” Jani said. “I think we also provided some real nice benefit for staying in the trust and … electing not to redeem,” he said.

FirstMark Horizon Acquisition is a SPAC sponsored by an affiliate of FirstMark Capital.

Starry will use a portion of cash raised in the PIPE, as well as a USD 150m issuance of new convertible debt, to retire its existing debt.

The new convertible debt is led by AS Birch Grove, an existing lender to Starry, and certain funds managed by Highbridge Capital Management.

Goldman Sachs & Co served as financial advisor to Starry and placement agent to FirstMark Horizon Acquisition Corp. Latham & Watkins acted as legal advisor to Starry.

Credit Suisse served as financial advisor and capital markets advisor to FirstMark. Skadden, Arps, Slate, Meagher & Flom acted as legal advisor to FirstMark.

About Starry, Inc.

At Starry, Inc. (“Starry”), we believe the future is built on connectivity and that connecting people and communities to high-speed, broadband internet should be simple and affordable. Using our innovative, wideband hybrid-fiber fixed wireless technology, Starry is deploying gigabit capable broadband to the home without bundles, data caps, or long-term contracts. Starry is a different kind of internet service provider. We’re building a platform for the future by putting our customers first, protecting their privacy, ensuring access to an open and neutral net, and making affordable connectivity and digital equity a priority. Headquartered in Boston and backed by world-class investors, Starry is currently available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus and is expanding nationwide. To learn more about Starry or to join our team and help us build a better internet, visit: https://starry.com.

About FirstMark Horizon Acquisition Corp.

FirstMark Horizon Acquisition Corp. (“FirstMark”) is a special purpose acquisition company whose mission is to drive long-term value creation by actively supporting the next generation of iconic public companies. FirstMark is comprised of a team of seasoned investors and industry executives with an extensive track record of identifying transformative trends across innovative subsectors of technology. Notably, FirstMark’s management team is composed of the founders and executives of FirstMark Capital, a prominent technology venture capital firm founded in 2008 with $2.3 billion in total capital commitments, which has backed entrepreneurs that have created leading companies, many valued at over a billion dollars. For more information, please visit http://firstmarkhorizon.com.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Group Holdings, Inc., (formerly known as Starry Holdings, Inc., “Starry Group Holdings”), a newly formed subsidiary of Starry, has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) on November 5, 2021 (as amended on December 20, 2021, January 14, 2022, February 4, 2022 and February 9, 2022). The Form S-4 includes a proxy statement of FirstMark and a prospectus of Starry Group Holdings, referred to as a proxy statement/prospectus. The Form S-4 has been declared effective by the SEC and the definitive proxy statement/prospectus has been sent to all FirstMark stockholders. Additionally, Starry Group Holdings and FirstMark have also filed and may continue to file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the definitive proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by FirstMark or Starry Group Holdings may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the definitive proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Group Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination is included in the definitive proxy statement/prospectus relating to the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Group Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to the anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020, and its subsequent Quarterly Reports on Form 10-Q. In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus filed by Starry Group Holdings and other documents filed by FirstMark or Starry Group Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Group Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communications, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Group Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Group Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and in the definitive proxy statement/prospectus filed by Starry Group Holdings. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Group Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Group Holdings or FirstMark gives any assurance that Starry, Starry Group Holdings or FirstMark will achieve its expectations. None of Starry, Starry Group Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors for Starry and Starry Group Holdings:

investors@starry.com

Investors for FirstMark:

Eric D. Cheung

eric@firstmarkcap.com

Media Contact:

Mimi Ryals, Starry

mryals@starry.com

press@starry.com